UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

XBIOTECH INC.
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

98400H102
(CUSIP Number)

December 31, 2022
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[_] Rule 13d-1(c)

[x] Rule 13d-1(d)

1The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	98400H102

1	Names of Reporting Persons
Thomas Gut
2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ]
(b) [ ]
3	Sec Use Only

4	Citizenship or Place of Organization
Switzerland
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
3,914,111
	6	Shared Voting Power

	7	Sole Dispositive Power
3,914,111
	8	Shared Dispositive Power

9	Aggregate Amount Beneficially Owned by Each Reporting Person
3,914,111
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11	Percent of class represented by amount in row (9)
12.86%
12	Type of Reporting Person (See Instructions)
IN

Item 1.

(a)	Name of Issuer:

XBiotech Inc.

(b)	Address of Issuer’s Principal Executive Offices:

5217 Winnebago Ln, Austin, TX 78744

Item 2.

(a)	Name of Person Filing:

Thomas Gut

(b)	Address of Principal Business Office or, if None, Residence:

Thomas Gut c/o Lindenberg Family Office Ltd. Laternengasse 5 8001 Zurich, Switzerland

(c)	Citizenship:

Switzerland

(d)	Title and Class of Securities:

Common Shares, no par value

(e)	CUSIP No.:

98400H102

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.	Ownership

As of December 31, 2022

(a)	Amount Beneficially Owned:

3,914,111 shares

(b)	Percent of Class:

12.86% Based upon 30,439,275 shares outstanding as of December 31, 2022.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

3,914,111 shares

(ii)	Shared power to vote or to direct the vote:

(iii)	Sole power to dispose or to direct the disposition of:

3,914,111 shares

(iv)	Shared power to dispose or to direct the disposition of:

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not Applicable

Item 8.	Identification and classification of members of the group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certifications.

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 10, 2023

/s/ Thomas Gut

Thomas Gut